

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Eric M. Sherbet
General Counsel
inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, Massachusetts 01803

> **Re:** **inVentiv Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 6, 2014**
> **File No. 333-197719**

Dear Mr. Sherbet:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offers, page 7

1.	We note your response to comment 16 of our letter dated August 26, 2014. We were unable to locate your revisions in response to this comment. Please revise your disclosure in this section, and elsewhere as appropriate, to explain whether there are any limitations on your ability to designate unrestricted subsidiaries, or redesignate restricted subsidiaries as unrestricted subsidiaries. Additionally, please clarify, if true, that non-recourse indebtedness incurred by unrestricted subsidiaries will take priority over the secured notes.

Summary Consolidated Financial Data, page 14

2.	Please provide us with a detailed reconciliation of Adjusted EBITDA to Pro Forma Adjusted EBITDA. Please ensure that the adjustments you are making comply with Article 11 of Regulation S-X.

Exhibit 5.1

3.   Please have counsel revise the opinion to clarify that it is relying upon the local opinions with respect to the Schedule 2 Guarantors.

Exhibits. 5.2 Through 5.6

4.   Please have local counsel revise their respective opinions to clarify that noteholders may rely on the opinion. Please refer to Staff Legal Bulletin 19 II.B.3.d for guidance.

Exhibit 5.2

5.   On page 3, we note that counsel has assumed the Transaction Documents are legal, valid, and binding obligations of all parties thereto." Please have counsel revise the opinion to carve out the "NJ Entities," or tell us why you believe this assumption is appropriate.

Exhibit 5.3

6.   Please have counsel revise assumption (d) on page 2 to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

Exhibit 5.5

7.   On page 2, we note that you have assumed the "Indenture constitutes the valid binding obligation of each party…." Please have counsel revise the opinion to carve out the "Opinion Parties" or tell us why you believe this assumption is appropriate.

8.   We note that you have assumed the accuracy of certificates in paragraph (e). Please have counsel revise to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

Exhibit 5.6

9.   Please have counsel revise assumption (iv) on page 2 to clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

10.   Please have counsel revise the fourth paragraph to clarify that the "internal law of Florida" includes the statutory provisions and reported judicial decisions interpreting these laws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Matthew D. Bloch
        Heather L. Emmel
        Weil, Gotshal & Manges LLP